Exhibit 99.2

AMENDED AND RESTATED EXECUTIVE AGREEMENT

This Amended and Restated Executive Agreement (the “Agreement”) dated as of February 21,  2013 (the “Effective Date”) is by and between A.T. Cross Company, a Rhode Island corporation (the “Company”), and Charles R. MacDonald (the “Executive”).

WHEREAS, the Executive is the President of the Cross Optical Group, a division of the Company (the “COG Division”);

WHEREAS, to provide an incentive for the Executive to remain with the Company and the COG Division, the Company entered into an Executive Agreement with the Executive, dated as of August 15,  2011 (the “Prior Executive Agreement”), which set forth certain payments and benefits to be provided to the Executive if his employment with the Company or the COG Division is terminated without Cause or if certain other events specified therein occurred; and

WHEREAS, the Company and the Executive now desire to amend and restate the Prior Executive Agreement.

NOW, THEREFORE, the Company and the Executive hereby agree as follows:

1.        Definitions.

(a)          “Accrued Rights” means (i) the Executive’s earned but unpaid base salary through the date of his termination of employment; (ii) the Executive’s earned but unpaid cash bonus or for any completed fiscal year prior to the year of his termination of employment; and (iii) any other amounts due to the Executive from the Company as of the date of his termination of employment, including unreimbursed business expenses in accordance with the applicable Company policy.

(b)          “Base Salary” means the Executive’s gross annualized rate of base salary at the time of any determination hereunder, before any deductions, exclusions or any deferrals or contributions under any Company plan or program, and disregarding any reductions in base salary that are, or would be, the basis for a Good Reason termination.

(c)          “Cause” means

(i)         the Executive’s willful and continued failure to substantially perform his duties to the Company (other than any such failure resulting from the Executive’s incapacity due to physical or mental illness), provided that the Company has delivered a written demand for performance to the Executive specifically identifying the manner in which the Company believes that the Executive has not substantially performed his duties and the Executive does not cure such failure within 30 days after such demand;

(ii)         willful conduct by the Executive which is demonstrably and materially injurious to the Company; provided that the Company has delivered a written demand for performance to the Executive specifying the manner in which the Company believes that the Executive has taken, or not taken, action which is demonstrably and materially injurious to the

Company and, if such injury is capable of being cured, the Executive has not cured such action or inaction within 30 days after such demand.

(iii)         the Executive’s conviction of, or pleading of guilty or nolo contendere to, a felony; or

(iv)         the Executive’s  material breach of Section 9 of this Agreement; provided that, if such violation is able to be cured, the Executive has not, within 30 days after written demand by the Company, cured such violation.

For purposes of this definition, no act or failure to act on the Executive’s part shall be deemed “willful” unless done or omitted to be done by the Executive not in good faith and without reasonable belief that his action or omission was in the best interests of the Company.

(d)          “Change in Control” means (i) a change in the beneficial ownership (as defined in Rule 16a-1(a)(2) promulgated by the Securities and Exchange Commission under Section 16(a) of the Securities Exchange Act of 1934) of more than 50% of the Class B common stock of the Company, provided, however, that in the event of a conversion of less than all of the Class B shares to Class A shares, so long as more than 50% of the Class B shares remaining following such conversion are beneficially owned by either or both of W. Russell Boss, Jr. Trust A or W. Russell Boss, Jr. Trust B, the grantors of such Trusts, or the beneficiaries of such Trusts, then that conversion will not constitute a Change in Control; or (ii) approval by Company stockholders of a consolidation or a merger in which the Company will not be the surviving corporation; (iii) the sale of the COG Division to a non-affiliated entity (whether such sale is effected through a stock sale, an asset sale or otherwise); or (iv) a conversion, redemption or other transaction whereby the holders of the Class B common stock no longer elect a majority of the Board of Directors of the Company.

(e)          “Change in Control Termination” means any of the following terminations of the Executive’s employment:

(i)         termination of the Executive’s employment by the Company during the period from the date of the event that constitutes the Change in Control through the second anniversary thereof, other than for Cause or as a result of the Executive’s death or Disability; or

(ii)         resignation by the Executive for Good Reason during the period from the date of the event that constitutes the Change in Control through the second anniversary thereof.

In addition, if the Executive’s employment is terminated by the Company other than for Cause, and other than as a result of the Executive’s death or Disability, following the execution of a definitive agreement or the occurrence of such other event which if consummated will result in a Change in Control, but prior to the consummation of the Change in Control, such termination will be deemed a Change in Control Termination to the extent such termination was at the direction or request of a party to the Change in Control transaction or the facts and circumstances otherwise demonstrate that such termination was related to such pending Change in Control.

(f)          “Code” means the Internal Revenue Code of 1986, as amended.

(g)          “Disability” means such physical or mental incapacity as to make the Executive unable to perform the essential functions of his employment duties for a period of at least 120 consecutive days,  with or without reasonable accommodation.  If any question shall arise as to whether during any period the Executive is so disabled as to be unable to perform the essential functions of his employment duties with or without reasonable accommodation, the Executive may, and at the request of the Company shall, submit to the Company a certification in reasonable detail by a physician selected by the Company to whom the Executive or the Executive’s guardian has no reasonable objection as to whether the Executive is so disabled or how long such disability is expected to continue, and such certification shall for the purposes of this Agreement be conclusive of the issue.  The Executive shall cooperate with any reasonable request of the physician in connection with such certification.  If such question shall arise and the Executive shall fail to submit such certification, the Company’s determination of such issue shall be binding on the Executive.

(h)          “Good Reason” means the occurrence, without the Executive’s  advance written consent, of any of the following events, provided that the Executive shall have given the Company written notice describing such event and the matter shall not have been fully remedied by the Company within thirty (30) days after receipt of such notice:

(i)         any reduction of the Executive’s annual base salary or target bonus under the Company’s performance-based annual incentive plan, in each case as in effect at the date of the Change in Control;

(ii)         any material reduction in the aggregate benefits, taken as a whole, for which the Executive is eligible under the Company’s medical, dental, vision, and basic life insurance and retirement plans, or any other action by the Company that would adversely affect the Executive’s participation under any such plans;

(iii)         any diminution in the Executive’s title, substantive responsibilities or the scope of the Executive’s position;

(iv)         any breach by the Company of its material obligations under this Agreement;

(v)         any failure by the Company to obtain the assumption of this Agreement by any successor or assign of the Company or the COG Division; or

(iv)         any requirement that the Executive relocate to a work site that would increase the Executive’s one-way commute distance by more than fifty (50) miles from the Executive’s then principal residence.

(i)          “Stock Plan” means any stock option or any form of equity compensation plan of the Company in effect at any time, including but not limited to the Company’s Omnibus Incentive Plan, as may be amended from time to time.

(j)          “Target Bonus” means the amount of the Executive’s target bonus opportunity under the Company’s performance-based annual incentive plan at the time of any determination hereunder, before any deductions, exclusions or any deferrals or contributions under any Company plan or program, and disregarding any reductions in the Executive’s target bonus that are, or would be, the basis for a Good Reason termination.

2.         Termination of Employment without Cause – Non-Change in Control.

If the Company terminates the Executive’s employment without Cause, other than due to his death or Disability, and such termination does not qualify as a Change in Control Termination, the Executive shall be entitled to the following, subject to Section 8:

(a)         The Executive shall receive, within fifteen (15) days following the effective date of his termination of employment, a lump-sum cash payment equal to the sum of his Accrued Rights;

(b)         The Executive shall receive, on the sixtieth (60th) day following the effective date of his termination of employment, a lump sum cash payment equal to one  (1)  times his Base Salary;  for the avoidance of doubt, the Executive shall not be eligible to receive a bonus payment under any Company bonus plan for the fiscal year in which his termination of employment occurs, unless otherwise provided by the terms of such plan; and

(c)         The Executive shall be entitled to, for a period of one  (1) year following the effective date of his termination of employment, continued participation in the Company’s, or the COG Divisions as may be applicable, health insurance program at the same share of cost between the Executive and the Company, subject to the terms and conditions of such programs and applicable law; provided that, to the extent that the health insurance program does not permit such continuation of the Executive’s participation following his termination or such program is terminated, or as otherwise elected by the Company, the Company shall pay the Executive an amount which is sufficient for him to purchase equivalent benefits, such amount to be paid quarterly in advance; provided further, however, that to the extent the Executive becomes eligible to receive health benefits under a plan provided by another employer, the Executive’s entitlement to participate in the health insurance program or to receive such alternate payments shall cease as of the date the Executive is eligible to participate in such other plan, and the Executive shall notify the Company of his eligibility under such plan.

3.         Change in Control.

(a)         Effective upon any Change in Control Termination, the Executive shall be entitled to the following payments and benefits in lieu and without duplication of any amounts or benefits under Section 2, subject to Section 8:

(i)         The Executive shall receive, within fifteen (15) days following the effective date of his termination of employment, a lump-sum cash payment equal to the sum of his Accrued Rights;

(ii)         The Executive shall receive, on the sixtieth (60th) day following the effective date of his termination of employment, a lump sum cash payment equal to one and a half  (1.5) times his Base Salary plus one and a half (1.5) times his Target Bonus;

(iii)         In the event the effective date of Executive’s termination occurs on or after October 1 in any calendar year, the Executive shall receive a lump sum cash amount equal to the product of (x) the Executive’s bonus under the Company’s performance-based annual incentive plan for the calendar year in which the Executive’s termination of employment occurs, determined based on the actual business performance for such calendar year on the same basis as for the other executives of the Company, and (y) a fraction, the numerator of which is the number of days elapsed in the calendar year in which the Executive’s termination of employment occurs through the date of such termination of employment, and the denominator of which is 365; such amount shall be payable in the calendar year following the calendar year of the Executive’s termination of employment, at the later of (A) the date on which such payments are made to executives of the Company generally and (B) the sixtieth (60th) day following the effective date of the Executive’s termination of employment;

(iv)        The Executive shall be entitled to, for a period of eighteen  (18)  months following the effective date of his termination of employment, continued participation in the Company’s health insurance program at the same share of cost between the Executive and the Company, subject to the terms and conditions of such programs and applicable law; provided that, to the extent that the health insurance program does not permit such continuation of the Executive’s participation following his termination or such program is terminated, or as otherwise elected by the Company, the Company shall pay the Executive an amount which is sufficient for him to purchase equivalent benefits, such amount to be paid quarterly in advance; provided further, however, that to the extent the Executive becomes eligible to receive health benefits under a plan provided by another employer, the Executive’s entitlement to participate in the health insurance program or to receive such alternate payments shall cease as of the date the Executive is eligible to participate in such other plan, and the Executive shall notify the Company of his eligibility under such plan; and

(v)         All equity and equity-based awards granted under any Stock Plan and held by the Executive on the effective date of his termination that have not previously become vested as of the effective date of his termination (upon a Change in Control or otherwise) shall immediately vest; provided, that if any payments due to Executive under this Section 3(a) are required to be paid or commence on a date which is sixty (60) days or more following the effective date of Executive’s termination of employment, upon Executive’s written notice to the Company not later than five (5) business days following the effective date of such termination, the Company shall be required to set aside the amount of such payments due (or reasonably estimated to become due) in an irrevocable escrow account, trust or similar arrangement (the “Account”) with an independent financial institution selected by the Company until the applicable payment date(s) under this Agreement (unless forfeited in accordance with the terms of this Agreement).  The Account shall in all cases be established in a manner that does not give rise to taxable income to the Executive until the applicable payment date(s).  All fees and expenses relating to the Account shall be borne by the Company.  Each payment to the Executive from the Account shall otherwise be payable in accordance with the terms of this Agreement.

(b)         In respect of any equity awards held by the Executive at the time of a Change in Control, any language an a Stock Plan or an award agreement referencing (i) the ability of the Board of Directors to prevent the acceleration of equity awards in the event of a Change in Control or (ii) the ability of the Board of Directors to reduce the time periods to exercise stock options or other rights, is hereby and will be deemed amended to delete such references.

4.         Taxes.

(a)         Withholding.   All payments to be made to the Executive under this Agreement will be subject to any required withholding of federal, state and local income and employment taxes.

(b)         Excess Parachute Payment Tax.

(i)         If it is determined that any payment, benefit or distribution, whether pursuant to this Agreement or otherwise (for the purposes of this Section 4(b), each, a “payment”), from the Company to or for the benefit of the Executive would be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), the Company shall pay to the Executive an additional payment (the “Gross-Up Payment”) in an amount such that after payment by the Executive of all taxes (including any interest or penalties imposed with respect to such taxes), including, without limitation, any income taxes (and any interest and penalties imposed with respect thereto) and Excise Tax imposed upon the Gross-Up Payment, the Executive retains an amount of the Gross-Up Payment equal to the Excise Tax; provided, however, that if a reduction in the amount of the payments (other than the Gross-Up Payment) to the Executive would cause the payments not to be subject to the Excise Tax and the amount of such reduction does not exceed $50,000, then the amount of payments from the Company to the Executive shall be reduced by the minimum amount necessary so that the remaining payments to the Executive will not be subject to the Excise Tax and the Executive will not be entitled to the Gross-Up Payment.  In the event that the payments to the Executive are to be reduced, the Company shall promptly give the Executive notice to that effect and the Executive may then elect, in his sole discretion, which and how much of the payments shall be eliminated or reduced (as long as, after such election, none of the payments to the Executive are subject to the Excise Tax), and shall advise the Company in writing of his election within ten (10) days of his receipt of the Company’s notice;  provided,  however, notwithstanding the foregoing, with respect to any payment that is “nonqualified deferred compensation” within the meaning of Section 409A of the Code, (A) Executive may not elect which and how much of such payment shall be eliminated or reduced, (B) any elimination or reduction with respect to such payment shall occur following elimination of all payments that are not “nonqualified deferred compensation” within the meaning of Section 409A of the Code, and (C) any elimination or reduction with respect to such payment shall occur in the following order (x) by first eliminating or reducing cash payments and (y) then by eliminating or reducing any non-cash-based benefits, in each case in reverse order beginning with payments which are to be paid farthest in time.  If no such election is made by the Executive within such period, the Company may elect which and how much of the payments shall be eliminated or reduced (as long as, after such election, none of the payments to the Executive are subject to the Excise Tax) and shall notify the Executive promptly of such election.  Notwithstanding the foregoing, the Company shall be entitled to exhaust its remedies under Section 4(b)(iii) below prior to the payment of any Gross-Up Payment and the Executive shall not be entitled to any Gross-Up Payment if the Executive has not complied with Section 4(b)(iii).

(ii)         All determinations required to be made under this Section 4(b), including whether and when a Gross-Up Payment is required, the amount of any such Gross-Up Payment, the amount of any reduction of the payments to the Executive and the assumptions to be used in arriving at such determination, shall be made by an independent accounting firm selected by the Company, whose determinations shall be binding upon the Company and the Executive.

(iii)         The Executive shall notify the Company in writing of any claim by the Internal Revenue Service that, if successful, would require the payment by the Company of the Gross-Up Payment.  Such notification shall be given as soon as practicable but no later than thirty (30) days after the Executive is informed in writing of such claim and shall apprise the Company of the nature of such claim and the date on which such claim is requested to be paid.  The Executive shall not pay such claim prior to the expiration of the thirty (30) day period following the date on which the Executive gives such notice to the Company (or such shorter period ending on the date that any payment of taxes with respect to such claim is due).  If the Company notifies the Executive in writing prior to the expiration of such period that the Company desires to contest such claim, the Executive shall:  (A) provide the Company with any information reasonably requested by the Company relating to such claim, (B) take such action in connection with contesting such claim as the Company shall reasonably request in writing from time to time, including, without limitation, accepting legal representation with respect to such claim by an attorney reasonably selected by the Company, (C) cooperate with the Company in good faith in order effectively to contest such claim, and (D) permit the Company to participate in any proceedings relating to such claim.  The Company shall bear and pay directly all costs and expenses (including additional interest and penalties) incurred in connection with such contest, and shall indemnify and hold the Executive harmless, on an after-tax basis, for any Excise Tax or income or other tax (including interest and penalties with respect thereto) imposed as a result of such representation and payment of costs and expenses.  Without limitation on the foregoing provisions of this Section 4(b), the Company shall control all proceedings taken in connection with such contest, and, at its sole option, may pursue or forgo any and all administrative appeals, proceedings, hearings and conferences with the applicable taxing authority in respect of such claim and may, at its sole option, either direct the Executive to pay the tax claimed and sue for a refund or contest the claim in any permissible manner, and the Executive agrees to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as the Company shall determine.

(iv)         Payment of the Gross-Up Payment shall be made as soon as practicable, but for purposes of Section 409A of the Code, in no event later than the December 31 of the calendar year next following the calendar year in which the related additional taxes are remitted to the appropriate taxing authority.

(c)         Time of Payment.

(i)         Notwithstanding any provision in this Agreement to the contrary, if the payment of any compensation or benefit hereunder (including, without limitation, any severance benefit) would be subject to additional taxes and interest under Section 409A of the Code and the regulations and guidance promulgated thereunder to the extent applicable (“Code Section 409A”) because the timing of such payment is not delayed as provided in Section 409A(a)(2)(B) of the Code, then any such payment or benefit that Executive would otherwise be entitled to during the first six months following the date of Executive’s termination of employment shall be accumulated and paid or provided, as applicable, on the date that is six months and one day after the date of Executive’s termination of employment (or if such date does not fall on a business day of the Company, the next following business day of the Company), or such earlier date upon which such amount can be paid or provided under Code Section 409A without being subject to such additional taxes and interest.  The preceding sentence shall apply only to the extent required to avoid Executive’s incurrence of any additional tax or interest under Code Section 409A.

(ii)         With regard to any provision herein that provides for reimbursement of costs and expenses or in-kind benefits, except as permitted by Code Section 409A, (A) the right to reimbursement or in-kind benefits shall not be subject to liquidation or exchange for another benefit, (B) the amount of expenses eligible for reimbursement, or in-kind benefits, provided during any taxable year shall not affect the expenses eligible for reimbursement, or in-kind benefits, to be provided in any other taxable year, provided, that, this clause (B) shall not be violated with regard to expenses reimbursed under any arrangement covered by Section 105(b) of the Code solely because such expenses are subject to a limit related to the period the arrangement is in effect and (C) such payments shall be made on or before the last day of the Executive’s taxable year following the taxable year in which the expense occurred.

(iii)         For purposes of Code Section 409A, the Executive’s right to receive any installment payments pursuant to this Agreement shall be treated as a right to receive a series of separate and distinct payments.  Whenever a payment under this Agreement specifies a payment period with reference to a number of days (e.g., “payment shall be made within thirty (30) days following the date of termination”), the actual date of payment within the specified period shall be within the sole discretion of the Company.

5.         Term.

This Agreement shall continue in effect for a period of three years following the Effective Date and shall automatically renew for an additional year on each anniversary of the Effective Date thereafter; provided that, in the event of the occurrence of a Change in Control while this Agreement is in effect, the term of this Agreement shall automatically be extended to the second anniversary of the Change in Control with respect to the provisions of Section 3 of this Agreement relating to severance rights and benefits of the Executive.  The obligations of the parties hereunder which, by their terms, are intended to apply following termination of the Executive’s employment shall survive expiration of the Agreement Term.

6.         Successors and Assigns.

(a)         This Agreement is personal to the Executive and is not assignable by the Executive, other than by will or the laws of descent and distribution, without the prior written consent of the Company.

(b)         This Agreement shall inure to the benefit of and be binding upon the Company and its successors and assigns.

(c)         The Company will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company to assume expressly and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place.  In the event that there are multiple contemporaneous successors who in the aggregate have become successors to all or substantially all of the business and/or assets of the Company, each such successor shall be obligated to expressly assume and agree to perform this Agreement on a basis proportionate to their ownership even though no one of them may be a successor to all or substantially all of the business and/or assets of the Company. As used in this Agreement, “Company” shall mean the Company as defined above and any successor to its business and/or assets that assumes and agrees to perform this Agreement.

7.         No Duty to Mitigate.  In no event shall the Executive be obligated to seek other employment or take any other action by way of mitigation of the amounts payable to the Executive under any of the provisions of this Agreement and, except as contemplated by Sections 2(c) and

3(a)(iv) hereof, any benefits payable to the Executive hereunder shall not be subject to reduction for any compensation received from other employment.

8.         Conditions to Payment of Severance.  Notwithstanding any other provision of this Agreement, the Executive’s entitlement to receive any of the payments and other benefits set forth in Sections  2 and 3 hereof, in each case other than payment of any Accrued Rights, shall be contingent upon:

(a)         The executive’s delivery to the Company of, and non-revocation of,  a release in substantially the form of Exhibit A hereto (the “Release”), and the Executive hereby acknowledges and agrees that the Company’s entering into this Agreement and agreement to make such payments are and shall be good and sufficient consideration for such Release; provided that the Release shall be executed an delivered (and no longer subject to revocation) within sixty (60) days following the effective date of the Executive’s termination of employment; provided further that failure to timely execute and return such Release and not revoke such Release within the applicable period shall be a waiver by the Executive of the Executive’s right to severance payments and benefits set forth in Sections 2 and 3 hereof, in each case other than payment of any Accrued Rights; and

(b)         The Executive’s  material compliance with the terms of Section 9 hereof, provided, however, payments shall continue to be made until there has been made an appropriate determination under Section 11 that the Executive has materially breached the terms of Section 9 hereof.

9.         Non-Competition and Non-Solicitation.  The Executive agrees that during employment and for a period of twelve months following termination of employment from the Company, the Executive will not (i) directly or indirectly own, control, manage, or be connected as a stockholder, partner, employee or consultant with any company, firm or other entity which is competitive with (x) a Company Business (as defined below) to the extent the Company actually operates such Company Business at the time of the Executive’s termination of employment or (y) prior to a Change in Control, any other material business which the Company has demonstrable plans to operate such within twelve months following the Executive’s termination of employment, and the Executive is aware or should be aware of such plans, or (ii) solicit, divert or take away, or attempt to solicit, divert or take away, any of the clients, customers, accounts, or prospective clients, customers or accounts of the Company or directly or indirectly recruit, solicit or hire any employee of the Company, or induce or attempt to induce any employee of the Company to discontinue his or her employment relationship with the Company; provided that, if any violation of clause (i) or (ii) is able to be cured, the Executive shall be permitted to cure such conduct within 30 days after written demand by the Company.  Notwithstanding the foregoing, nothing in this Agreement shall prevent the Executive from holding stock as a passive investor in publicly held companies and nothing shall prevent the Executive from continuing to hold stock that the Executive holds as of the date hereof in companies, firms, etc. that may fall within the foregoing prohibition.  For purposes of this Section 9, “Company Business” means designing, manufacturing and marketing of sunglasses.    For purposes of this paragraph, the term “Company” shall include, but not be limited to, the COG Division.

10.         Non-Disparagement.  Executive expressly acknowledges, agrees, and covenants that Executive will not make any public or private statements, comments, or communications in any form, oral, written, or electronic (all of the foregoing, for purposes of this paragraph, “Communications”), which in any way could constitute libel, slander, or disparagement of the

Company, its subsidiaries, affiliates or parent, its and/or their employees, officers, and/or directors or their good name or business; provided, however, that the terms of this paragraph shall not (a) apply to Communications between Executive and Executive’s spouse, clergy, or attorneys, which are subject to a claim of privilege existing under common law, statute, or rule of procedure; (b) apply to Communications required by law or made in response to a valid subpoena or other lawful order compelling Executive to provide testimony or information; provided, however, that in responding to a valid subpoena or other lawful order, Executive agrees to provide the Company with advance notice and an opportunity to seek a protective order or other safeguard for its confidential information; (c) be construed to inhibit or limit Executive’s ability to initiate or cooperate with any investigation by a governmental or regulatory agency or official.  Executive specifically agrees not to issue any public statement concerning Executive’s employment at the Company and/or the cessation of such employment; or (d) prohibit Executive from responding to any derogatory or inaccurate statement contained in a press release of the Company concerning Executive for the purpose of correcting such inaccuracies or defending Executive’s reputation.

11.         Dispute Resolution

(a)         Any dispute or controversy arising under or in connection with this Agreement or the Executive’s employment with the Company, other than injunctive relief under Section 9 hereof, shall be settled exclusively by arbitration, conducted before a single arbitrator in Rhode Island (applying Rhode Island law) in accordance with the National Rules for the Resolution of Employment Disputes of the American Arbitration Association then in effect.  The decision of the arbitrator will be final and binding upon the parties hereto.  Judgment may be entered on the arbitrator’s award in any court having jurisdiction.  As the sole exception to the exclusive and binding nature of the arbitration commitment set forth above, the Executive and the Company agree that the Company shall have the right to initiate an action in a court of competent jurisdiction in order to request temporary, preliminary and permanent injunctive or other equitable relief, including, without limitation, specific performance, to enforce the terms of Section 9 above, without the necessity of proving inadequacy of legal remedies or irreparable harm or posting bond.

(b)         In the event that there is any controversy or claim arising out of or relating to this Agreement, or to the interpretation, breach or enforcement thereof, and any arbitration or other proceeding is commenced to enforce the provisions of this Agreement, the Executive shall be entitled to payment of the Executive’s reasonable attorney’s fees, costs and expenses, except in the event that the arbitrator or other trier of fact determines that the claims of the Executive are frivolous.

12.         Miscellaneous.

(a)         This Agreement shall be governed by and construed in accordance with the laws of the State of Rhode Island, except any such laws that would render such choice of law ineffective.

(b)         This Agreement is intended, to the extent applicable, to constitute good faith compliance with the requirements of Section 409A of the Code.  The Company and the Executive agree that they shall cooperate in good faith to amend any provision hereof to the extent required to maintain compliance with the provisions of Section 409A of the Code as they may be modified hereafter (including by subsequent regulations or other guidance of the Internal Revenue Service).

(c)         This Agreement may not be amended or modified otherwise than by a written agreement executed by the parties hereto or their respective successors and legal representatives.

(d)         Nothing in this Agreement shall confer upon the Executive any right to continue as an employee of the Company or interfere in any way with the right of the Company to terminate the Executive’s employment at any time, subject to the consequences a termination of employment as provided herein.

(e)         This Agreement constitutes the entire understanding and agreement between the parties hereto with regard to the subject matter described herein, superseding all prior understandings and agreements (including, but not limited to, the Prior Executive Agreement). The Executive’s rights to severance payments and benefits under this Agreement are in lieu of, and the Executive hereby waives the right to receive, any other severance payments or benefits to which the Executive is otherwise eligible to receive upon termination of employment under any severance plan, practice, policy or program of the Company or under any agreement between the Company and the Executive.

(f)         Except as specifically provided in Sections 2(b) and 3(a)(ii), nothing in this Agreement shall prevent or limit the Executive’s continuing or future participation in any plan, practice, policy or program provided by the Company for which the Executive may qualify, nor shall anything in this Agreement limit or otherwise affect any rights the Executive may have under any contract or agreement with the Company.  Vested benefits and other amounts that the Executive is otherwise entitled to receive under any employee benefit, fringe benefit, incentive compensation (including any equity award agreement), deferred compensation, retirement, pension or other plan, practice, policy or program of, or any contract or agreement with, the Company shall be payable in accordance with the terms of each such plan, practice, policy, program, contract or agreement, as the case may be, except as explicitly modified by this Agreement.

(g)         All notices and other communications hereunder shall be in writing and shall be delivered by hand delivery, by a reputable overnight courier service, or by registered or certified mail, return receipt requested, postage prepaid, in each case addressed as follows:

If to the Company:

A.T. Cross Company

One Albion Road

Lincoln, RI 02865

ATTN: General Counsel

If to the Executive:

Charles R. MacDonald

99 S. Riverwalk Drive

Palm Coast, FL 32137

or to such other address as either party shall have furnished to the other in writing in accordance herewith.  Any notice or communication shall be deemed to be delivered upon the date of hand delivery, one day following delivery to an overnight courier service, or three days following mailing by registered or certified mail.

EXECUTED as of the date first written above.

A.T. CROSS COMPANY	Charles R. MacDonald

By: DAVID G. WHALEN	CHARLES R. MACDONALD
Title: President and Chief Executive Officer	Title: President, Cross Optical Group, Inc.